[AKIN GUMP LETTERHEAD]

January 17, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jessica Livingston

Re:	Overture Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1, Filed January 11, 2008 File No. 333-146946

Dear Ms. Livingston:

This letter responds on behalf of our client, Overture Acquisition Corp. (the ‘‘Company’’), to the comments of the staff of the United States Securities and Exchange Commission (the ‘‘Staff’’) contained in the letter, dated January 15, 2008, to John F. W. Hunt, Chief Executive Officer of the Company, relating to the above-referenced registration statement (the ‘‘Registration Statement’’). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

For your convenience, we have recited each of the Staff’s comments below and provided the Company’s response to each comment immediately thereafter, and where indicated, the Staff’s requested changes have been included in Amendment No. 4 to the Registration Statement (‘‘Amendment No. 4’’), which is being filed simultaneously with this response. Captions and page references contained in the Company’s responses correspond to those set forth in Amendment No. 4. We are also simultaneously delivering to you (i) four copies of Amendment No. 4 and (ii) four marked copies of Amendment No. 4 reflecting the changes made from Amendment No. 3 of the Registration Statement.

Part II. Exhibits
Tax Opinion

1.	Assumption 2.2 is inappropriate. The registrant must file a legal opinion in which counsel opines that the warrants and units are binding obligations under the state contract law governing the warrant and unit agreements as regards the registrant. Counsel need not opine unconditionally as regards persons other than its client.

The Company notes the Staff’s comment and has filed the requested legal opinion as Exhibit 5.2 to Amendment No. 4.

2.	Eliminate assumption 2.3, as it is inappropriate.

The Company notes the Staff’s comment and has revised the Registration Statement. Please see revised Exhibit 5.2 filed with Amendment No. 4.

3.	Revise the last paragraph to state clearly that investors in this offering can rely on the opinion or eliminate the apparent limitation on reliance.

The Company notes the Staff’s comment and has revised the Registration Statement. Please see revised Exhibit 5.1 filed with Amendment No. 4.

Thank you for your consideration. If you have any further questions or comments, please do not hesitate to contact me at (212) 872-8117.

Sincerely,
/s/ Bruce S. Mendelsohn Bruce S. Mendelsohn

cc: John F. W. Hunt